Exhibit-12.

ARVINMERITOR, INC.

Computation of Earnings to Fixed Charges
Nine Months Ended June 30, 2004

Earnings Available for Fixed Charges:
Pre-tax income from continuing operations	$174

Adjustments:
Equity in earnings (losses) of affiliates plus dividends from affiliates	(5)

169
Add fixed charges included in earnings:
Interest expense	78
Interest element of rentals	9

Total	87

Total earnings available for fixed charges:	$256

Fixed Charges:
Fixed charges included in earnings	$87
Capitalized interest	—

Total fixed charges	$87

Ratio of Earnings to Fixed Charges (1)	2.94

1 = “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest. “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.